UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

           A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

            B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN

- INDEX -

NOTE:  All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in
   Lowe’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 25, 2010

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2009	December 31, 2008
Assets

Participant-directed investments at fair value	$2,401,006,593	$1,913,180,265
Receivables:
Accrued interest and dividends	488,336	80,613
Due from broker for securities sold	624,283	615,825
Total receivables	1,112,619	696,438

Total assets	2,402,119,212	1,913,876,703

Liabilities

Due to broker for securities purchased	632,910	616,471

Net assets available for benefits at fair value	2,401,486,302	1,913,260,232

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(4,184,026)	6,019,689

Net assets available for benefits	$2,397,302,276	$1,919,279,921

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2009
Additions
Investment income:
Net appreciation in fair value of investments	$265,398,306
Interest	4,509,106
Dividends	33,144,042
Total investment income	303,051,454

Contributions:
Employer contributions	143,402,967
Participant contributions	213,229,882
Total contributions	356,632,849

Total additions	659,684,303

Deductions
Benefits paid to participants	(181,661,948)

Total deductions	(181,661,948)

Net increase in net assets	478,022,355

Net assets available for benefits
Beginning of year	1,919,279,921
End of year	$2,397,302,276

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe's 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor).  Employees of the Plan Sponsor are eligible to participate in the Plan upon completion of 180 days of service.  The Administrative Committee of Lowe’s Companies, Inc. (Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan.  State Street Bank and Trust Company (State Street) served as the trustee of the Plan for 2009.  Automatic Data Processing, Inc. (ADP) served as record-keeper of the Plan for 2009.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

Contributions - Each year, participants may contribute from 1% to 50% of their pretax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations.  Effective August 2008, participants are automatically enrolled at a contribution rate of 1% of their pretax annual compensation unless they elect otherwise.  Participants age 50 and older or who reach age 50 during the Plan year, are also eligible to contribute an additional pre-tax dollar amount per year in addition to the deferral contribution.  For 2009, the maximum annual amount of catch up that can be contributed is $5,500. The company matching contribution (Company Match) is as follows:  the first 3% of contributions are matched by the Plan Sponsor at the rate of 100%; the next 2% of contributions are matched at the rate of 50%; and the next 1% of contributions are matched at the rate of 25%.  Participants are eligible to receive the Company Match after completing 180 days of service.  Participants may also contribute amounts representing eligible rollover distributions from other qualified plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - All participants are 100% vested in the Plan at all times.

Investments - The 22 investment options to which participants may direct their contributions include one fixed income (stable value) fund, 11 target retirement date funds, two small-cap funds, two mid-cap funds, four large-cap funds, one international fund, and Lowe’s Companies, Inc. common stock.  In addition, the Plan invests excess cash in a short-term money market fund.

Payment of Benefits - Subsequent to termination of service, a participant with a vested account value of $1,000 or less receives a lump-sum distribution equal to the participant’s vested account.  If the vested account value is greater than $1,000, a participant may elect to receive a lump-sum distribution equal to the participant’s vested account.  If such election is not made by the participant and the vested account value is less than or equal to $5,000, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if none is elected, to an individual retirement account designated by the Administrative Committee.  If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62.

The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship.   Such withdrawals must total at least $1,000 and be approved by the Plan's record-keeper or the Administrative Committee.  Participants who have attained age 59½ are entitled to a one time in-service withdrawal of their accumulated balance.

The Plan allows for a one-time, in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor.  The ESOP was merged into the Plan effective September 13, 2002.  Eligible participants may withdraw up to 50% of their former ESOP account balance by requesting a distribution through the Lowe’s 401(k) Action Line.  The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year - The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein.  Actual results may differ from these estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Refer to Note 3 for additional details regarding the Plan’s valuation methods.

The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value in the statements of net assets available for benefits.  The contract is presented on a contract-value basis in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income are recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Investment management expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, investment management expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits - Benefits are recorded when paid.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $454,642 and $193,139 at December 31, 2009 and 2008, respectively.

Administrative Expenses - As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

Recent Accounting Pronouncements – In April 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  The Plan has provided enhanced disclosures for fair value measurements presented in Note 3 to separately present mutual funds on the basis of the nature and risks of the underlying investments.

In January 2010, the FASB issued authoritative guidance related to fair value measurements which requires additional disclosures about transfers into, and out of, Levels 1 and 2, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  The guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  The guidance is effective for the first reporting period, to include interim periods, beginning after December 15, 2009, except for the portion of the guidance relating to Level 3 activity, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Company does not expect the adoption of the guidance to have a material impact on the Plan’s financial statements.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The three levels of the hierarchy are defined as follows:

•	Level 1 - inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 - inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 - inputs to the valuation techniques that are unobservable for the assets or liabilities

The following tables present the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2009 and 2008, respectively.

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Participant-directed investments at fair value:
Common stock	$1,494,640,835	$1,494,640,835	$-	$-
Mutual funds:
Large-cap	187,869,488	187,869,488	-	-
Mid-cap	167,065,493	167,065,493	-	-
Small-cap	34,778,679	34,778,679	-	-
Target retirement date	232,218,540	232,218,540	-	-
International	85,186,777	85,186,777	-	-
Total mutual funds	707,118,977	707,118,977	-	-
Money market fund	12,976,686	12,976,686	-	-
Investment contract	186,270,095	-	186,270,095	-
Total participant-directed investments at fair value	$2,401,006,593	$2,214,736,498	$186,270,095	$-

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Participant-directed investments at fair value:
Common stock	$1,355,156,751	$1,355,156,751	$-	$-
Mutual funds:
Large-cap	121,610,127	121,610,127	-	-
Mid-cap	100,475,789	100,475,789	-	-
Small-cap	18,284,092	18,284,092	-	-
Target retirement	108,378,923	108,378,923	-	-
International	48,252,214	48,252,214	-	-
Total mutual funds	397,001,145	397,001,145	-	-
Money market fund	4,503,854	4,503,854	-	-
Investment contract	156,518,515	-	156,518,515	-
Total participant-directed investments at fair value	$1,913,180,265	$1,756,661,750	$156,518,515	$-

Investments in common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges.  Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan.  Money market funds are valued at cost plus accrued interest, which approximates fair value.  The fair value of the benefit-responsive investment contract is determined based on the Plan’s ownership percentage applied to the value of the investment contract.  The value of the contract is determined based on the fair value of the underlying assets owned under the investment contract, consisting primarily of fixed income securities.  The fair values of the underlying securities are measured using closing sales prices reported on recognized securities exchanges, when such information is available.  When quoted prices in active markets are not available, the fair values of the underlying securities are determined using pricing models and the inputs to those pricing models are based on observable market inputs such as interest rates and credit standing of the issuer or counter-party.

Note 4 - Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and December 31, 2008:

	December 31, 2009	December 31, 2008
Lowe’s Companies, Inc. common stock
63,900,848 and 62,971,968 shares, respectively	$1,494,640,835	$1,355,156,751
Metropolitan Life Insurance Company, #25066	$186,270,095	$156,518,515

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $265,398,306 as follows:

Year ended
December 31, 2009
Lowe’s Companies, Inc. common stock	$125,397,391
Mutual Funds:
American Century Value Fund – Institutional Class	5,657,376
American Funds EuroPacific Growth Fund	20,456,759
American Funds The New Economy Fund	6,208,899
BlackRock Small Cap Growth Equity Portfolio	6,700,228
Fidelity Equity-Income Fund	11,558,839
Franklin Balance Sheet Investment Fund	12,946,380
T. Rowe Price Mid-Cap Growth Fund	26,070,259
Vanguard Institutional Index Fund	12,225,848
Vanguard Small Cap Value Index Fund	1,184,573
Vanguard Target Retirement 2005 Fund	474,654
Vanguard Target Retirement 2010 Fund	1,628,895
Vanguard Target Retirement 2015 Fund	3,346,515
Vanguard Target Retirement 2020 Fund	4,370,119
Vanguard Target Retirement 2025 Fund	4,836,787
Vanguard Target Retirement 2030 Fund	4,555,231
Vanguard Target Retirement 2035 Fund	4,382,872
Vanguard Target Retirement 2040 Fund	4,034,864
Vanguard Target Retirement 2045 Fund	3,879,381
Vanguard Target Retirement 2050 Fund	4,963,955
Vanguard Target Retirement Income Fund	518,481
Net appreciation in fair value of investments	$265,398,306

Note 5 - Investment Contract with Insurance Company

The Plan has entered into a contract with Metropolitan Life Insurance Company (MetLife).  MetLife maintains contributions in a general account, which is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses.  The contract is fully benefit-responsive and is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  The interest rate credited to participants (Participant Rate) is adjusted annually on January 1 by MetLife after considering the current market value of the underlying funds, the anticipated market rates of the funds’ investments, expected payments into and out of the funds, the amortization of any differences between market value and guaranteed value, and the anticipated expenses.  The Participant Rate will track current market rates (Market Rate) on a trailing basis, but may be no less than 0%.  The average yield calculated by dividing the earnings credited to participants based on the Participant Rate by the fair value of all investments in the fund was 2.61% and 4.38% for the years ended December 31, 2009 and 2008, respectively.  The Market Rate earned by the contract’s investments was 8.68% and 0.14% for the year ended December 31, 2009 and 2008, respectively.

Both the Plan and MetLife have the right to cancel the contract under certain circumstances.  In general, either party must provide 30 to 60 days notice unless cancellation is due to non-performance.  Upon termination, the Plan has the option to be paid its share of the market value of the underlying investments or guaranteed value.  If the Plan selects the market value option, MetLife may elect to pay the market value in monthly installments of no less than $10 million, depending on whether in MetLife’s judgment there would be an adverse impact to other participants in the funds.  If the Plan selects the guaranteed value option, MetLife will invest the market value of the funds in a benefit-responsive interest contract with a term of no more than six years, depending on the difference between market and guaranteed values.

Note 6 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 7 - Exempt Party-in-Interest Transactions

One of the Plan’s investments represents a money market fund managed by State Street.  State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

At December 31, 2009 and December 31, 2008, the Plan held 63,900,848 and 62,971,968 shares, respectively, of common stock of Lowe’s Companies, Inc., the Plan Sponsor, with a cost basis of $827,187,022 and $746,783,190, respectively.  During the year ended December 31, 2009, the Plan recorded dividend income of $22,465,752 from these shares.

Note 8 - Tax Status

The Plan was amended and restated as of February 3, 2007.  At year end December 31, 2009, an application for an updated determination letter to the letter dated December 20, 2004 continued to be on file with the Internal Revenue Service.  Subsequently, on April 21, 2010, a favorable determination letter response was received from the Internal Revenue Service indicating that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code.  The Plan Administrator, the Plan Sponsor’s benefits counsel and the Plan’s tax counsel continue to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Investments per the financial statements to the Form 5500 as of December 31, 2009 and December 31, 2008:

	December 31, 2009	December 31, 2008
Net assets available for benefits:
Participant-directed investments at fair value	$2,401,006,593	$1,913,180,265
Adjustment from fair value to contract value for fully benefit- responsive investment contract (Notes 2 and 5)	(4,184,026)	6,019,689
Total Investments (Current Value Column) per Form 5500 Schedule of Assets	$2,396,822,567	$1,919,199,954

Lowe’s 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

* Lowe’s Companies, Inc.	Common Stock	**	$ 1,494,640,835

* State Street Bank	Money Market Fund		12,976,686

Metropolitan Life Insurance
Company, #25066	Investment Contract	**	182,086,069

American Century Value
Fund – Institutional Class	Mutual Fund	**	39,658,295

American Funds EuroPacific
Growth Fund	Mutual Fund	**	85,186,777

American Funds The New
Economy Fund	Mutual Fund	**	25,616,478

BlackRock Small Cap Growth Equity
Portfolio	Mutual Fund	**	28,488,176

Fidelity Equity-Income Fund	Mutual Fund	**	56,654,168

Franklin Balance Sheet Investment
Fund	Mutual Fund	**	75,043,394

T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	**	92,022,099

Vanguard Institutional Index Fund	Mutual Fund	**	65,940,547

Vanguard Small Cap
Value Index Fund	Mutual Fund	**	6,290,504

Vanguard Target Retirement
2005 Fund	Mutual Fund	**	4,751,876

Vanguard Target Retirement
2010 Fund	Mutual Fund	**	12,494,644

Vanguard Target Retirement
2015 Fund	Mutual Fund	**	24,995,525

Vanguard Target Retirement
2020 Fund	Mutual Fund	**	29,670,139

Vanguard Target Retirement
2025 Fund	Mutual Fund	**	30,628,265

Vanguard Target Retirement
2030 Fund	Mutual Fund	**	26,406,071

Vanguard Target Retirement
2035 Fund	Mutual Fund	**	24,286,330

Vanguard Target Retirement
2040 Fund	Mutual Fund	**	21,856,792

Vanguard Target Retirement
2045 Fund	Mutual Fund	**	22,056,485

Vanguard Target Retirement
2050 Fund	Mutual Fund	**	28,693,490

Vanguard Target Retirement
Income Fund	Mutual Fund	**	6,378,922

Total Investments			$ 2,396,822,567

*     Permitted party-in-interest
**   Cost information is not required for participant-directed investments and, therefore, is not included.

Lowe’s 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4a –
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2009

		Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (1)	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

☐	Check here if late participant loan contributions are included	$-	$3,080	$-	$3,080

Note 1: This reflects gross delinquencies and does not include approximately $1,800 of overpayments, which were also corrected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

June 25, 2010	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

  EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche LLP